Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

December 3, 2024

Matthew S. Williams
Branch Chief
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuveen Enhanced CLO Income Fund File Numbers: 333-281856; 811-23999

Dear Mr. Williams:

This letter responds to the comments contained in the letter dated September 30, 2024, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the Nuveen Enhanced CLO Income Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

GENERAL

1.	Comment: We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund, investment advisory agreements) and contains bracketed disclosures (e.g., fee table and expense example). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Registrant acknowledges the Staff’s comment and will plan accordingly.

2.	Comment: Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please contact us to discuss how to provide us with copies of such materials.

Response: The Registrant has not presented any “test the waters” materials to potential investors in connection with this offering.

Mr. Matthew S. Willaims
December 3, 2024

3.	Comment: We note that the Fund intends to issue three separate classes of shares: Class I Common Shares, Class A1 Common Shares, and Class A2 Common Shares. If the Fund has not yet received exemptive relief to offer multiple classes of shares, please revise the disclosure to clearly identify which share class will be available for purchase unless and until the Fund receives exemptive relief. Please also state each time the Fund references the offer of multiple classes that it is uncertain when such exemptive relief will be granted, if at all.

Response: The Registrant confirms that it will rely on an exemptive order previously granted to a Nuveen-sponsored interval fund, which also applies to any other registered closed-end investment company for which Nuveen Senior Loan Asset Management Inc. (which was merged into the entity now known as Nuveen Fund Advisors, LLC) (the “Adviser”) or John Nuveen & Co. Incorporated (now known as Nuveen Securities, LLC) (the “Distributor”) or any entity controlling, controlled by, or under common control with the Adviser or the Distributor acts as investment adviser or principal underwriter. See In re Nuveen Floating Rate Fund, SEC Exemptive Order (File No. 812-11690), Release No. 24114, 1999 SEC LEXIS 2296 (Oct. 27, 1999). This exemptive order permits the Registrant to issue multiple classes of shares and impose asset-based distribution fees and early withdrawal charges.

4.	Comment: In addition to the exemptive application for multi-class relief, please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response: The Registrant does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

5.	Comment: The disclosure references the reorganization of the Predecessor Fund with and into the Fund. In correspondence, please provide additional information related to the reorganization, including whether any exemptive relief is required in order to effect the reorganization. If you are relying on the GuideStone Financial No-Action Letter (pub. avail. Dec. 27, 2006), please explain any differences and similarities between the facts underlying the reorganization of the Predecessor Fund into the Fund and those in the GuideStone letter. Please explain why the Predecessor Fund did not itself register as a fund and instead reorganized into the Fund.

Response: The Registrant will rely upon the GuideStone letter to effect the transfer of assets from the Predecessor Fund to the Registrant and does not intend to rely upon any exemptive relief to effect the transaction. In GuideStone, the SEC staff provided no-action relief from Section 17(a)(1) of the 1940 Act with respect to the sale of all of the portfolio securities by two unregistered funds (each, an “Unregistered Fund”) that were exempt from registration as investment companies pursuant to Section 3(c)(14) of the 1940 Act to a newly created series of a registered investment company registered (each, a “New Series”) in exchange for shares of the New Series. Each Unregistered Fund and its corresponding New Series may have been deemed to be affiliates of each other because they may have been deemed to be under the common control of GuideStone Financial Resources of the Southern Baptist Convention. Each New Series had the same investment objectives, investment policies and portfolio managers as its corresponding Unregistered Fund.

Mr. Matthew S. Willaims
December 3, 2024

The facts underlying the proposed transaction between the Registrant and the Predecessor Fund (the “Transaction”) is in all material respects similar to those in the GuideStone letter. Similar to the Unregistered Funds, the Predecessor Fund is exempt from registration as an investment company pursuant to Section 3(c)(7)1 of the 1940 Act and proposes to sell all of its portfolio securities to the Registrant, which is a newly created registered investment company, in exchange for Class I Common Shares of the Registrant. The Registrant proposes to rely on the GuideStone letter because the Predecessor Fund and the Registrant may be deemed to be affiliates of each other because they may be deemed to be under the common control of Nuveen Asset Management, LLC (“Nuveen Asset Management”). Nuveen Asset Management is investment adviser of the Predecessor Fund and the proposed subadviser of the Registrant, who will be responsible for investing the Registrant’s Managed Assets, and is a subsidiary of the Registrant’s proposed investment adviser, Nuveen Fund Advisors, LLC. In addition, the Predecessor Fund has investment policies, an investment objective, guidelines and restrictions that are, in all material respects, equivalent to those of the Registrant. The Registrant is also proposed to have the same portfolio managers as the Predecessor Fund.

Finally, it was not proposed that the Predecessor Fund itself register as an investment company because the Predecessor Fund’s form of organization is not suitable for operation as a registered investment company.

COVER PAGE

6.	Comment: The cover page includes disclosure that the Fund is an interval fund and will make periodic repurchase offers for its securities, subject to certain conditions. Please also disclose on the cover page the anticipated timing of the Fund’s initial repurchase offer.

Response: The Registrant will revise the disclosure on its Cover Page as follows:

[1]	While this differs from the subsection relied upon by the Unregistered Funds in the GuideStone letter, the GuideStone letter specifically states that “[o]ur position in this letter is not limited to Non-Specified Entities that, like the Unregistered Funds, are not registered with the Commission as investment companies in reliance on the exclusion from the definition of investment company in section 3(c)(14) of the 1940 Act.” See GuideStone at note 15.

Mr. Matthew S. Willaims
December 3, 2024

Repurchase Offers. In order to provide liquidity to Common Shareholders, the Fund has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at net asset value, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Fund’s Board of Trustees, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase [_]% of the Fund’s outstanding Common Shares at net asset value. If the value of Common Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Common Shares tendered. In such event, Common Shareholders will have their Common Shares repurchased on a pro rata basis, and tendering shareholders will not have all of their tendered Common Shares repurchased by the Fund. The repurchase pricing date will occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Common Shareholders between one and three (3) business days after the repurchase pricing date and will distribute such payment no later than seven (7) calendar days after such date. The repurchase request deadline will generally be the same date as the repurchase pricing date. The Fund expects the first repurchase request deadline to occur no later than six months after the initial effective date of this registration statement. See “Periodic Repurchase Offers” and “Risks—Fund Level Risks—Repurchase Offers Risk.”

7.	Comment: The cover page discloses that a substantial portion of the Fund’s assets generally will be invested in securities rated below investment grade. Please briefly note here the types of investments in which those assets are generally held (e.g., CLOs and other securitized instruments), and disclose that such investments may be difficult to value and may be illiquid. Please also include a cross-reference to sections in the registration statement discussing applicable risks. Finally, please place this text in bold-faced type. See Item 1.1.j.

Response: The Registrant will revise the disclosure as follows:

A substantial portion of the Fund’s assets generally will be invested in securities (e.g., CLOs) rated below investment grade or, if unrated, deemed by the Fund’s portfolio managers to be of comparable quality. Below investment-grade securities are commonly referred to as “high yield” securities or “junk” bonds. Below investment-grade securities may be difficult to value and may be illiquid. Accordingly, investing in below investment-grade securities creates special risks for holders of Common Shares (“Common Shareholders”). See “Special Risk Considerations—Fund Level Risks—Collateralized Loan Obligations (“CLOs”) Risk” and “—Below Investment Grade Risk.” The Fund invests both in securities issued by U.S. and non-U.S. companies that are traded over-the-counter or listed on an exchange.

Mr. Matthew S. Willaims
December 3, 2024

8.	Comment: Disclosure in the paragraph titled “Purchasing Class A1 Common Shares” states: “An investor will pay a sales load of up to [__]% on amounts invested. If you pay the maximum aggregate [__]% for sales load, you must experience a total return on your net investment of [__]% in order to recover these expenses.” To enhance investor comprehension, please move this disclosure to the bullet points under the paragraph titled “Investor Suitability” on the cover page and place it in bold text.

Response: The Registrant will move and revise the disclosure as requested.

9.	Comment: In the paragraph titled “Investor Suitability,” please add the following disclosure, as applicable:

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The Registrant has reviewed the proposed bullet point and determined that it is not applicable to the Fund, as none of the stated sources would be used to pay distributions.

10.	Comment: Please review Item 2(3) and, if applicable, include the disclosure required by Rule 481(e) regarding prospectus delivery obligations.

Response: The Registrant has reviewed Item 2(3) of Form N-2 and Rule 481(e) under the Securities Act and has added the following disclosure to the back cover of the Prospectus:

All dealers that effect transactions in Common Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

PROSPECTUS

Prospectus Summary – page 1

The Offering (p. 1)

11.	Comment: The fourth paragraph includes the following disclosure: “For additional information regarding Class I Common Shares please see “Plan of Distribution—Share Classes” in this prospectus.” To enhance investor comprehension, please consider moving this disclosure to the first paragraph of this subsection, to consolidate it with other disclosure about Class I Common Shares.

Response: The Registrant will revise the disclosure as requested.

Mr. Matthew S. Willaims
December 3, 2024

Portfolio Contents (p. 2)

12.	Comment: We note that the Fund may have principal investments in foreign securities, including in emerging markets. Please provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9 to Form N-2. Please also clarify whether there is any limit or target to the amount of the Fund’s net assets that may be invested in foreign investments. Finally, please also consider whether the foreign securities risks enumerated in Guide 9 are concisely addressed in the prospectus. See also IM Accounting and Disclosure Information 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Registrant will revise the relevant disclosure as follows:

Nuveen Fund Advisors offers advisory and investment management services to a broad range of investment company clients. Nuveen Fund Advisors has overall responsibility for management of the Fund, oversees the management of the Fund’s portfolio, manages the Fund’s business affairs and provides certain clerical, bookkeeping and other administrative services. Nuveen Fund Advisors is located at 333 West Wacker Drive, Chicago, Illinois 60606. Nuveen Fund Advisors is an indirect subsidiary of Nuveen, the investment management arm of Teachers Insurance and Annuity Association of America (“TIAA”). TIAA is a life insurance company founded in 1918 by the Carnegie Foundation for the Advancement of Teaching and is the companion organization of College Retirement Equities Fund. As of [___], 2024, Nuveen LLC (“Nuveen”) managed approximately [___] trillion in assets, of which approximately [___] billion was managed by Nuveen Fund Advisors. Nuveen Fund Advisors and its affiliates have diverse expertise across many asset classes and geographies.

In addition, the Registrant confirms that it does not currently intend to invest 10% or more of its assets in foreign securities that are not publicly traded in the United States and, therefore, the anticipated level of such foreign investments is below the threshold noted in Guide 9 of Form N-2. Accordingly, the Registrant confirms that the disclosure included in foreign securities risk is appropriate as drafted.

13.	Comment: Covenant-lite loans are identified as principal investments of the Fund. Please revise the principal investment strategy to clarify whether the Fund will invest in such loans directly or will invest in them indirectly through its investments in CLOs, or both.

Response: The Registrant refers the staff to the existing disclosure under the section of the Prospectus entitled, “Portfolio Contents—Loans,” which states that the Fund may invest in loans and discusses that such loans my include covenant lite loans.

Mr. Matthew S. Willaims
December 3, 2024

14.	Comment: Please consider revising the first sentence of the “Other Investment Companies” subsection as follows: “The Fund may invest in securities of other open or closed-end investment companies (including exchange-traded funds (“ETFs”)) that invest primarily in the types of investments in which the Fund may invest directly.” Please also make corresponding changes to the same language throughout the Registration Statement.

Response: The Registrant will revise the disclosure throughout the Registration Statement as requested.

15.	Comment: With respect to investments in “Other Investment Companies,” please clarify whether the Fund will invest in affiliated or unaffiliated investment companies. If applicable, please also include appropriate risk disclosures regarding risks and conflicts of interest associated with investments in affiliated investment companies.

Response: The Registrant will revise the relevant disclosure as follows:

Other Investment Companies. The Fund may invest in securities of other affiliated or unaffiliated open or closed-end investment companies (including exchange-traded funds (“ETFs”)) that invest primarily in the types in which the Fund may invest directly.

In addition, the Registrant will revise the corresponding risk disclosure to include the following disclosure:

Nuveen Asset Management and its affiliates earn investment advisory fees for providing services to affiliated investment companies. Accordingly, Nuveen Asset Management may have a conflict of interest in selecting affiliated investment companies or unaffiliated investment companies from which Nuveen Asset Management or its affiliate will not receive any advisory fees. Notwithstanding this conflict, Nuveen Asset Management has adopted certain compliance procedures which are designed to address these types of conflicts and will select investments that it believes are appropriate to meet the Fund’s investment objective.

16.	Comment: Disclosure states that the Fund may invest in or enter into derivative contracts or instruments. Please clarify here, and throughout as applicable, whether the Fund intends to count derivatives towards its 80% investment policy and how the Fund will use derivatives as part of its investment strategy.

Response: The Registrant refers the staff to the existing disclosure under the section of the Prospectus entitled, “Prospectus Summary—Investment Policies,” which states the following:

Mr. Matthew S. Willaims
December 3, 2024

“The Fund will consider both direct investments and indirect investments (e.g., investments in other investment companies, derivatives and synthetic instruments with economic characteristics similar to the direct investments that meet the Name Policy) when determining compliance with the Name Policy…. The Fund may use derivatives in an attempt to manage market risk, credit risk and yield curve risk, to manage the effective maturity or duration of securities in the Fund’s portfolio, including the use of interest rate derivatives to convert fixed-rate securities to floating rate securities, or for speculative purposes in an effort to increase the Fund’s yield or to enhance returns. The use of a derivative is speculative if the Fund is primarily seeking to enhance returns, rather than offset the risk of other positions.”

Investment Policies (p.4)

17.	Comment: For clarity, please consider adding disclosure to the discussion under the subheading “Leverage” (and throughout, as applicable) that addresses how the Fund’s investments in CLO Warehouses and derivatives may expose the Fund to leverage.

Response: The Registrant has reviewed the leverage disclosure throughout the Prospectus and believes it is appropriate as drafted.

Other Risks – Recent Market Conditions (p.14)

18.	Comment: Consider whether the discussion of U.S. Federal Reserve interest rate actions should be updated in light of recent developments.

Response: The Registrant will review the disclosure and consider whether any revisions are necessary at the time of the filing, based upon then-current events.

Summary of Fund Expenses – page 15

19.	Comment: In the first sentence under the Example, please strike “As required by relevant SEC regulations.”

Response: The Registrant will remove the disclosure as requested.

20.	Comment: Please tell us whether the fees waived by the investment adviser will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that any recoupments would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

Response: The Registrant confirms that amounts waived under the current fee waiver agreement and/or expense reimbursement agreement are not subject to recoupment by the investment adviser.

Mr. Matthew S. Willaims
December 3, 2024

Risks – page 29

21.	Comment: Please tailor the derivatives risk disclosure to address the risks posed by the derivatives instruments identified as principal investments of the Fund in the principal investment strategy.

Response: The Registrant has reviewed the derivatives risk disclosure and believes it appropriately addresses the risks posed by the Fund’s derivative investments.

22.	Comment: Consider whether duration risk should be disclosed as a principal risk. We note, for example, that the discussion of leverage on page 28 notes that derivatives may be used to hedge duration risk. Please also consider including any relevant duration criteria the Fund uses in the strategy discussion, along with a brief explanation of duration.

Response: The Registrant will add the following disclosure to the Prospectus.

Duration Risk. Duration is the sensitivity, expressed in years, of the price of a fixed-income security to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield) changes, which typically corresponds to increased volatility and risk, than securities with shorter durations. For example, if a security or portfolio has a duration of three years and interest rates increase by 1%, then the security or portfolio would decline in value by approximately 3%. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

Management of the Fund – page 44

23.	Comment: The disclosure includes the address of Nuveen Fund Advisors. Please also provide the address for Nuveen Asset Management. See Item 9.1.b of Form N 2.

Response: The Registrant has added the address for Nuveen Asset Management as requested.

24.	Comment: The disclosure in the “Investment Management and Subadvisory Agreements” subsection lists the advisory fee as a percentage of average Managed Assets. Please also disclose the fee as a percentage of average net assets. See Item 9.1.b, Instr. 1 of Form N-2.

Response: The Registrant notes that Instruction 2 to Item 9.1.b(3) provides, “[i]f the investment advisory fee is paid in some manner other than on the basis of average net assets, briefly describe the basis of payment.” The Registrant includes a description of the payment based on Managed Assets in the Prospectus, which states as follows:

Mr. Matthew S. Willaims
December 3, 2024

Management Fees. The Fund will pay Nuveen Fund Advisors an annual management fee, payable monthly in arrears, in a maximum amount equal to [        ]% of the Fund’s average daily Managed Assets. This maximum fee is equal to the sum of two components—a “fund-level fee,” based only on the amount of assets within the Fund, and a “complex-level fee,” based upon the aggregate amount of all eligible assets of all Nuveen Funds (as described in “Management of the Fund—Investment Management and Subadvisory Agreements—Complex-Level Fee”). The fund-level fee is [        ]% of the Fund’s average daily Managed Assets. The complex-level fee begins at a maximum of [        ]% of average daily Managed Assets, based upon complex-wide eligible assets of $[    ] billion, with lower fees for eligible assets above that level. For more information, see “Management of the Fund—Investment Management and Subadvisory Agreements.” Based on eligible assets as of [            ], 2024 the complex-level fee was [    ]% of Managed Assets, and the total annual management fee to Nuveen Fund Advisors was [    ]% of Managed Assets.

Pursuant to an investment subadvisory agreement between Nuveen Fund Advisors and Nuveen Asset Management, Nuveen Fund Advisors will pay Nuveen Asset Management a portfolio management fee equal to [    ]% of the investment management fee paid on the Fund’s average daily Managed Assets. Nuveen Asset Management will be responsible for investing the Fund’s Managed Assets. The amount of fees paid to Nuveen Fund Advisors and Nuveen Asset Management will be higher if the Fund utilizes leverage because the fees will be calculated based on the Fund’s Managed Assets—this may create an incentive for Nuveen Fund Advisors and Nuveen Asset Management to seek to use leverage.”

As such, based on Instruction 2 to Item 9.1.b(3), the Registrant respectfully believes that disclosing the management fee as a percentage of average net assets is not required by Form N-2.

25.	Comment: In the third paragraph of the “Complex-Level Fee” subsection, consider striking the reference to listing fees, given that the Fund does not intend to list its shares.

Response: The Registrant will remove the reference to listing fees as requested.

Mr. Matthew S. Willaims
December 3, 2024

Description of Shares and Debt – page 49

Preferred Shares (p. 49)

26.	Comment: Disclosure states that the Fund may issue Preferred Shares. Please supplementally explain whether it is likely that the Fund will issue Preferred Shares within 12 months of effectiveness of this registration statement. If so, please disclose the consequences to holders of common shares of the issuance of preferred shares (e.g., increased expense ratio, lower liquidation preference, and diminished voting power) and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

Response: The Registrant confirms that the Fund does not currently intend to issue preferred shares within 12 months of the effectiveness of the Registration Statement.

Plan of Distribution – page 57

27.	Comment: In the sixth paragraph, disclosure states that the Fund will indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities arising under the Securities Act. Please briefly describe these indemnification provisions. See Item 5.4 of Form N-2.

Response: The referenced disclosure will be removed, as the Fund has no indemnification obligations under the Distribution Agreement.

Repurchase Request Deadline – page 67

28.	Comment: Disclosure in the first paragraph states that the Fund will send a written notice to each Common Shareholder at least twenty-one days before the Repurchase Request Deadline. Please clarify that the Fund will send such notice no more than forty-two days before the Repurchase Request Deadline. See Rule 23c-3(b)(4).

Response: The Registrant will add the disclosure as requested.

29.	Comment: Disclosure in the second paragraph states that “[t]his notice may be included in a shareholder report or other Fund document.” Please supplementally explain whether the inclusion of notice in such documents would be in addition to separate written notice sent to each Common Shareholder or if it would be the primary method of providing notice.

Response: The Registrant confirms that the notice will be sent to each Common Shareholder and may also be included in a shareholder report or other Fund document. To avoid confusion, the relevant disclosure will be revised as follows:

In addition to being sent to each Common Shareholder, this notice may also be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a Common Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate Common Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Mr. Matthew S. Willaims
December 3, 2024

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions – page 8

30.	Comment: Disclosure in the fourth investment restriction states that the fund will not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry or group of related industries; provided, together with any other person interpositioned between such lender and the Fund with respect to a participation.” Please restate this policy for clarity and using plain English.

Response: The Registrant will revise the fourth investment restriction as follows:

(4) Invest more than 25% of its total assets in securities of issuers in any one industry or group of related industries; provided, however, that this restriction shall not be applicable to securities issued or guaranteed by the U.S. government or any agency or instrumentality thereof ~~together with any other person interpositioned between such lender and the Fund with respect to a participation~~;

PART C

By-Laws of Nuveen Interval Funds

31.	Comment: Section 6.5(e) of the Fund’s By-Laws states, “No shareholder may bring a direct action claiming injury as a shareholder where the matters alleged (if true) would give rise to a claim by the Trust, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the trust generally.” Please revise this language to clarify that the provision does not apply to claims arising under the federal securities laws. Additionally, please add disclosure about this provision in an appropriate location in the section titled, “Certain Provisions in the Declaration of Trust and By-Laws.”

Response: Section 6.5(e) of the Fund’s By-Laws reflects established Massachusetts state law and is therefore appropriate as written. As a threshold matter, in determining whether a claim is direct or derivative, courts apply the law of the state of incorporation. See Kamen v. Kemper Fin. Servs, 500 U.S. 90, 97–98 (1991) (looking to state law to fill in the “interstices” of federal securities law unless the “application of the particular state law in question would frustrate specific objectives of the federal programs.”); In re PHC Inc. S’holder Litig., No. 11-11049-GAO, 2012 WL 1195995, at *2 (D. Mass. Mar. 30, 2012) (citing Kamen for the proposition that “In determining whether a claim is direct or derivative, the Court must apply the law of the corporation’s state of incorporation.”); see also In re Atl. Power Corp. Sec. Litig., 98 F. Supp. 3d 119, 134 (D. Mass. 2015) (quoting In re PHC).

Mr. Matthew S. Willaims
December 3, 2024

State and federal courts interpreting Massachusetts law routinely hold that the distinction between direct and derivative claims depends on whether plaintiffs suffered an injury distinct from that suffered by the shareholders of the company writ large. See, e.g., Int’l Bhd. Of Elec. Workers Loc. 129 Benefit Fund v. Tucci, 476 Mass. 553, 557–58 (2017) (“To determine whether a claim belongs to the corporation, and is therefore derivative, ‘a court must inquire whether the shareholders’ injury is distinct from the injury suffered generally by the shareholders as owners of corporate stock.’” (citing Stegall v. Ladner, 394 F.Supp.2d 358, 364 (D. Mass. 2005)); Sarin v. Ochsner, 48 Mass. App. Ct. 421 (2000) (confirming plaintiffs had standing to bring direct claim where “[t]here were at least some issues in which plaintiff had a direct individual interest.”); Bornstein v. Bakis, 86 Mass. App. Ct. 1103 (2014) (unpublished) (dismissing direct action against company in part because plaintiffs failed to plead individualized harm necessary to characterize claim as direct rather than derivative.).

Nothing in the language of Section 6.5(e) undermines or restricts shareholders’ ability to assert claims and seek remedies premised on federal securities laws. Section 6.5(e) is a straightforward restatement of existing law as applied to the Fund’s shareholders. Nonetheless, the Registrant will add the following disclosure summarizing Section 6.5(e) of the Fund’s By-laws to the “Certain Provisions in the Declaration of Trust and By-Laws” section of the Prospectus, including to make clear in the Registration Statement that Section 6.5(e) does not limit a Fund shareholder’s rights to make a direct action claim against the Fund, including with respect to claims arising under the federal securities laws:

Direct Actions. The By-laws of the Fund provide that no shareholder may bring a direct action claiming injury as a shareholder of the Fund where the matters alleged (if true) would give rise to a claim by the Fund, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Fund generally. The By-laws of the Fund also provide that claims to vindicate a shareholder’s contractual voting rights constitute a “direct action” only when the alleged injury to the shareholder relating to the claim about his, her, or its voting rights is distinct from an injury alleged to be suffered by the shareholders of the Fund generally. Pursuant to the By-laws of the Fund, a shareholder bringing a direct action must be a shareholder of the Fund at the time of the injury complained of resulting in the “direct action,” or have acquired the Common Shares or Preferred Shares, if Preferred Shares are issued by the Fund, afterwards by operation of law from a person, as such term is defined in the By-laws of the Fund, who was a shareholder at that time. The direct action provisions summarized above will not apply to claims brought under the U.S. federal securities laws to the extent that any such U.S. federal laws, rules or regulations do not permit such application.

* * * * * *

Mr. Matthew S. Willaims
December 3, 2024

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. Lachine